SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Annual Financial Report

AVIVA PLC

2011 ANNUAL REPORT ON FORM 20-F AND
2011 ANNUAL REPORT AND ACCOUNTS

Following the release by Aviva plc (the "Company") on 8 March 2012 of the Company's 2011 Preliminary Results Announcement for the year ended 31 December 2011, the Company announces that it has today issued the documents listed below:

    ●   2011 Annual Report on Form 20-F, which has been filed with the United States
    ●   Securities and Exchange Commission.
    ●   2011 Annual Report and Accounts

The documents are available to view on the Company's website at www.aviva.com/reports and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

The Company's Notice of Annual General Meeting 2012 and ancillary documents, together with hard copy 2011 Annual Report and Accounts, will be made available to shareholders on 29 March 2012.

Printed copies of the 2011 Annual Report and Accounts can be requested free of charge by shareholders from 29 March 2012 by contacting the Company's Registrar, Computershare Investor Services PLC, on 0871 495 0105 or at AvivaSHARES@computershare.co.uk, or by writing to the Group Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.

Enquiries:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

Appendices

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), additional information is set out in the appendices to this announcement. These set out in full unedited text the directors' responsibility statement, contingent liabilities and other risk factors and details of related party transactions extracted from the Annual Report and Accounts 2011.  Page references in the text refer to page numbers in the 2011 Annual Report and Accounts.

Appendix A: Directors' responsibility statement

The 2011 Annual Report and Accounts contains the following statement regarding responsibility for the financial statements and the directors' report included in the report:

Directors' responsibility statement pursuant to Disclosure and Transparency Rule 4.1.12

Each of the directors listed on pages 90 and 91 confirms that, to the best of their knowledge:

(a)
the Group and Company financial statements in this report, which have been prepared in accordance with IFRS as adopted by the EU, International Financial Reporting Interpretations Committee's interpretation and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and results of the Company and of the Group taken as a whole; and

(b)
the Directors' Report includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Appendix B: Contingent liabilities and other risk factors

This note sets out the main areas of uncertainty over the calculation of our liabilities.

(a) Uncertainty over claims provisions
Note 36 gives details of the estimation techniques used by the Group to determine the general business outstanding claims provisions and of the methodology and assumptions used in determining the long-term business provisions. These approaches are designed to allow for the appropriate cost of policy-related liabilities, with a degree of prudence, to give a result within the normal range of outcomes. To the extent that the ultimate cost falls outside this range, for example where experience is worse than that assumed, or future general business claims inflation differs from that expected, there is uncertainty in respect of these liabilities.

(b) Asbestos, pollution and social environmental hazards
In the course of conducting insurance business, various companies within the Group receive general insurance liability claims, and become involved in actual or threatened related litigation arising there from, including claims in respect of pollution and other environmental hazards. Among these are claims in respect of asbestos production and handling in various jurisdictions, including Europe, Canada and Australia. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents which they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty. However, on the basis of current information having regard to the level of provisions made for general insurance claims, the directors consider that any additional costs arising are not likely to have a material impact on the financial position of the Group.

(c) Guarantees on long-term savings products
As a normal part of their operating activities, various Group companies have given guarantees and options, including interest rate guarantees, in respect of certain long-term insurance and fund management products. Note 38 gives details of these guarantees and options. In providing these guarantees and options, the Group's capital position is sensitive to fluctuations in financial variables including foreign currency exchange rates, interest rates, property values and equity prices. Interest rate guaranteed returns, such as those available on GAOs, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made. The directors continue to believe that the existing provisions for such guarantees and options are sufficient.

(d) Regulatory compliance
The Group's insurance and investment business is subject to local regulation in each of the countries in which it operates. The FSA regulates the Group's UK business and monitors the financial resources and organisation of the Group as a whole. The FSA has broad powers including the authority to grant, vary the terms of, or cancel a regulated firm's authorisation; to investigate marketing and sales practices; and to require the maintenance of adequate financial resources. The Group's regulators outside the UK typically have similar powers, but in some cases they operate a system of 'prior product approval' and hence place less emphasis than the FSA on regulating sales and marketing practices.
            The Group's regulated businesses have compliance resources to respond to regulatory enquiries in a constructive way, and take corrective action when warranted. However, all regulated financial services companies face the risk that their regulator could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.
            The impact of any such finding (whether in the UK or overseas) could have a negative impact on the Group's reported results or on its relations with current and potential customers. Regulatory action against a member of the Group could result in adverse publicity for, or negative perceptions regarding, the Group, or could have a material adverse effect on the business of the Group, its results of operations and/or financial condition and divert management's attention from the day-to-day management of the business.

(e) Payment protection insurance (PPI) mis-selling
In September 2009, the FSA launched an investigation into sales practices for payment protection insurance (PPI). On 10 August 2010, the FSA announced that mis-selling of PPI policies had been widespread and that consumers who could prove mis-selling would be entitled to financial redress from distributors of the policies. The directors do not consider that the Group is liable for mis-selling in its role as underwriter and so no provision is currently necessary.

 (f) Structured settlements
In Canada, annuities have been purchased from licensed Canadian life insurers to provide for fixed and recurring payments to claimants. As a result of these arrangements, the Group is exposed to credit risk to the extent that any of the life insurers fail to fulfil their obligations. The Group's maximum exposure to credit risk for these arrangements is approximately £686 million as at 31 December 2011 (2010: £683 million) based on estimated replacement cost for the underlying annuities. The credit risk is managed by acquiring annuities from a diverse portfolio of life insurers with proven financial stability. The risk is reduced to the extent of coverage provided by Assuris, the Canadian life insurance industry compensation plan. No information has come to the Group's attention that would suggest any weakness or failure in the Canadian life insurers from which it has purchased annuities.

(g) Other
In the course of conducting insurance and investment business, various Group companies receive liability claims, and become involved in actual or threatened related litigation. In the opinion of the directors, adequate provisions have been established for such claims and no material loss will arise in this respect.
            The Company and several of its subsidiaries have guaranteed the overdrafts and borrowings of certain other Group companies. At 31 December 2011, the total exposure of the Group and Company is £nil (2010: £nil) and £334 million (2010: £343 million) respectively and, in the opinion of the directors, no material loss will arise in respect of these guarantees and indemnities.
            In addition, in line with standard business practice, various Group companies have given guarantees, indemnities and warranties in connection with disposals in recent years of subsidiaries and associates to parties outside the Aviva Group. In the opinion of the directors, no material loss will arise in respect of these guarantees, indemnities and warranties.
            The Group's insurance subsidiaries pay contributions to levy schemes in several countries in which we operate. Given the economic environment, there is a heightened risk that the levy contributions will need to be increased to protect policyholders if an insurance company falls into financial difficulties. The directors continue to monitor the situation but are not aware of any need to increase provisions at the statement of financial position date.

Appendix C: Related party transactions

This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
            The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2011				2010				2009
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m
Associates	-	(3)	(49)	-	47	-	-	-	49	-	-	3
Joint ventures	23	-	-	125	18	-	-	375	17	-	-	327
Employee pension schemes	13	-	-	9	10	-	-	2	9	-	-	2
Total	36	(3)	(49)	134	75	-	-	377	75	-	-	332

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 15(b). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 15(a). Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
            Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 44(e)(iii).
            The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 48(g).
            Transactions with joint ventures in Asia relate to life business in India, Malaysia, Korea, Taiwan, China and Vietnam.

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors, is as follows:

	2011 £m	2010 £m	2009 £m
Salary and other short-term benefits1	36	36	39
Post-employment benefits1	9	7	5
Equity compensation plans	18	21	16
Termination benefits1	2	2	1
Total	65	66	61

1. Following a review of the composition of key management, comparative amounts have been amended from amounts previously reported.

Information concerning individual directors' emoluments, interests and transactions is given in the Directors' Remuneration Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary